Exhibit 99.1

Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2014 and Declaration of a Quarterly Dividend

Monaco—(Marketwired – March 2, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (“Scorpio Tankers,” or the “Company”) today reported its results for the three months and year ended December 31, 2014.

Results for the three months ended December 31, 2014 and 2013

For the three months ended December 31, 2014, the Company’s adjusted net income was $18.3 million (see Non-GAAP Measure section below), or $0.12 basic and diluted earnings per share, which excluded (i) a write down of $17.9 million, or $0.12 per share, relating to the discontinuation of equity method accounting for our investment in Dorian LPG Ltd. ("Dorian") as of October 29, 2014 and the designation of STI Harmony and STI Heritage as held for sale and (ii) an unrealized gain on derivative financial instruments of $0.1 million, or $0.00 per share.  For the three months ended December 31, 2014, the Company had net income of $0.5 million, or $0.00 basic and diluted earnings per share.

For the three months ended December 31, 2013 the Company's adjusted net loss was $14.5 million (see Non-GAAP Measure section below), or $0.08 basic and diluted loss per share, which excluded (i) a gain of $41.4 million, or $0.23 per share, resulting from our initial investment in Dorian, (ii) a write down of $21.2 million, or $0.12 per share, resulting from the designation of certain older vessels as held for sale and (iii) an unrealized gain on derivative financial instruments of $0.1 million, or $0.00 per share. For the three months ended December 31, 2013, the Company had net income of $5.8 million, or $0.03 basic and diluted earnings per share.

Results for the year ended December 31, 2014 and 2013

For the year ended December 31, 2014, the Company’s adjusted net income was $7.7 million (see Non-GAAP Measure section below), or $0.04 basic and diluted earnings per share, which excluded (i) a gain of $51.4 million, or $0.30 per share, resulting from the previously announced sales of seven Very Large Crude Carriers (‘VLCCs’) under construction in March 2014, (ii) a gain of $10.9 million, or $0.06 per share, resulting from the previously announced acquisition of 7,500,000 common shares of the Company in exchange for 3,422,665 shares of Dorian in June 2014, (iii) a write down of $17.9 million, or $0.10 per share, relating to the discontinuation of equity method accounting for our investment in Dorian as of October 29, 2014, and the designation of STI Harmony and STI Heritage as held for sale, (iv) a write-off of $0.3 million, or $0.00 per share, for deferred financing fees relating to the repayment of the STI Spirit Credit Facility in April 2014 and (v) an unrealized gain on derivative financial instruments of $0.3 million, or $0.00 per share.  For the year ended December 31, 2014, the Company had net income of $52.1 million, or $0.30 basic and diluted earnings per share.

For the year ended December 31, 2013, the Company's adjusted net loss was $3.7 million (see Non-GAAP Measure section below), or $0.03 basic and diluted loss per share, which excluded (i) a gain of $41.4 million, or $0.28 per share, resulting from our initial investment in Dorian, (ii) a write down of $21.2 million, or $0.14 per share, resulting from the designation of certain older vessels as held for sale and (iii) an unrealized gain on derivative financial instruments of $0.6 million, or $0.00 per share. For the year ended December 31, 2013, the Company had net income of $17.0 million, or $0.12 basic and $0.11 diluted earnings per share.

Declaration of Dividend

On February 26, 2015, the Scorpio Tankers' board of directors declared a quarterly cash dividend of $0.12 per share, payable on March 30, 2015 to all shareholders as of March 13, 2015 (the record date). As of February 26, 2015, there were 163,827,903 shares outstanding.

First Quarter 2015 Revenue Update and Summary of Recent and Fourth Quarter Significant Events:

•	Thus far in the first quarter of 2015, we have fixed 75% of our voyage days at approximately:
o	$26,000 per day for the LR2s
o	$22,000 per day for the LR1s
o	$18,000 per day for the MRs
o	$19,500 per day for the Handymaxes
•
Recently took delivery of three vessels under the Company’s Newbuilding Program, two LR2’s, STI Veneto and STI Alexis and one MR, STI Bronx.  The Company has taken delivery of 8 vessels under its Newbuilding Program during 2015.

•
Reached an agreement in December 2014 with Scorpio Bulkers Inc., a related party, to purchase newbuilding contracts for four LR2 product tankers for $51.0 million each to be constructed at shipyards in South Korea and options to purchase two additional LR2 newbuilding contracts at $52.5 million each. The options expire on May 31, 2015.

•
Reached an agreement in November 2014 with an unrelated third party to purchase two LR2 product tankers under construction at Daehan Shipbuilding Co., Ltd. ("DHSC") for approximately $60.0 million each. These vessels, STI Rose and STI Alexis, were delivered in January and February 2015, respectively.

•	Issued $51.75 million of 7.50% Senior Unsecured Notes due 2017 in October 2014.
•	Took delivery of 13 vessels under the Company’s Newbuilding Program (three LR2, five MR, and five ice-class 1A Handymax) during the fourth quarter of 2014.
•	Paid a quarterly cash dividend on the Company's common stock of $0.12 per share in December 2014.
•
Reached agreements to sell three of the Company’s older vessels, Venice (2001 built Post-Panamax), STI Harmony (2007 built LR1), and STI Heritage (2008 built LR1) for approximately $74.0 million in aggregate.  The sales of these vessels are expected to close in March 2015.

Newbuilding Vessel deliveries

In January and February 2015, the Company took delivery of eight vessels under its Newbuilding Program.

•
STI Rose and STI Alexis, LR2 product tankers, were delivered from DHSC. Upon delivery, STI Rose began a voyage for 14 days at approximately $30,000 per day, and STI Alexis began a voyage for 52 days at approximately $33,500 per day.

•	STI Veneto, an LR2 product tanker, was delivered from Hyundai Samho Heavy Industries Co. Ltd. (“HSHI”). Upon delivery, this vessel began a voyage for 60 days at approximately $32,000 per day.
•
STI Tribeca, STI Gramercy and STI Bronx, MR product tankers, were delivered from SPP Shipbuilding Co., Ltd. of South Korea (“SPP”). Upon delivery, each vessel began a time charter for up to 120 days at approximately $18,000 per day.

•
STI Hammersmith and STI Rotherhithe, Handymax product tankers, were delivered from Hyundai Mipo Dockyard of South Korea (“HMD”). Upon delivery, each vessel began a time charter for up to 120 days at approximately $14,000 per day.

The Company has taken delivery of 21 vessels under its Newbuilding Program with HSHI, DHSC, HMD, SPP and Daewoo Shipbuilding and Marine Engineering Co. Ltd. (“DSME”) since September 30, 2014.  These deliveries are summarized as follows:

Month
	Name	delivered	Type	Shipyard
1	STI Mayfair	October 2014	MR	SPP
2	STI Yorkville	October 2014	MR	HMD
3	STI Battersea	October 2014	Handymax	HMD
4	STI Wembley	October 2014	Handymax	HMD
5	STI Finchley	November 2014	Handymax	HMD
6	STI Clapham	November 2014	Handymax	HMD
7	STI Milwaukee	November 2014	MR	HMD
8	STI Battery	November 2014	MR	HMD
9	STI Sloane	November 2014	LR2	HSHI
10	STI Broadway	November 2014	LR2	DSME
11	STI Condotti	November 2014	LR2	HSHI
12	STI Poplar	December 2014	Handymax	HMD
13	STI Soho	December 2014	MR	SPP
14	STI Tribeca	January 2015	MR	SPP
15	STI Hammersmith	January 2015	Handymax	HMD
16	STI Rotherhithe	January 2015	Handymax	HMD
17	STI Rose	January 2015	LR2	DHSC
18	STI Gramercy	January 2015	MR	SPP
19	STI Veneto	January 2015	LR2	HSHI
20	STI Alexis	February 2015	LR2	DHSC
21	STI Bronx	February 2015	MR	SPP

Newbuilding vessel purchases

In December 2014, the Company reached an agreement with Scorpio Bulkers Inc., a related party, to purchase newbuilding contracts for four LR2 product tankers to be constructed at shipyards in South Korea and options to purchase two additional LR2 newbuilding contracts. The purchase price for each of the four LR2 newbuilding contracts is $51.0 million with scheduled vessel deliveries in the first three quarters of 2016. The purchase price for the two option contracts is fixed at $52.5 million for each contract with scheduled vessel deliveries in the fourth quarter of 2016. The options expire on May 31, 2015.

The independent members of the Company's Board of Directors unanimously approved the transaction with Scorpio Bulkers Inc. described in the preceding paragraph.

In November 2014, the Company reached an agreement with an unrelated third party to purchase two LR2 product tankers under construction at DHSC for approximately $60.0 million each. These vessels, STI Rose and STI Alexis, were delivered in January and February 2015, respectively.

Vessel sales

The Company reached agreements to sell Venice (2001 built Post-Panamax), STI Harmony (2007 built LR1), and STI Heritage (2008 built LR1) for approximately $74.0 million in aggregate.  The sales of these vessels are expected to close in March 2015.  In connection with the Company's entry into these vessel sale agreements, the Company recorded a write-down of approximately $4.0 million in the fourth quarter of 2014.

Time charter-in update

In February 2015, the Company took delivery of a previously announced time chartered-in-LR2 tanker that was under construction in South Korea. The vessel is chartered-in for one year at $21,050 per day and the Company also has an option to extend the charter for one year at $22,600 per day.   Upon delivery from the shipyard, this vessel began a voyage for 54 days at approximately $31,000 per day.

In February 2015, the Company extended the time charter on an LR2 tanker that is currently time chartered-in. The term of the agreement is for six months at $16,250 per day beginning in March 2015.

In February 2015, the Company extended the time charter on an LR1 tanker that is currently time chartered-in. The term of the agreement is for one year at $16,250 per day beginning in March 2015.

Issuance of $51.75 million of 7.50% Senior Unsecured Notes

In October 2014, the Company completed a $51.75 million public offering of Senior Unsecured Notes due 2017.  The notes will mature on October 15, 2017 and bear interest at a rate of 7.50% per year, payable in arrears on the 15th day of January, April, July and October of each year.

Stock Buyback Program Update

During 2014, the Company acquired an aggregate of 37,579,136 of its common shares that are being held as treasury shares, which include (i) 19,951,536 common shares that were purchased in the open market at an average price of $9.09 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company's offering of $360 million of Convertible Senior Notes due 2019 in June 2014.

During 2015, the Company acquired an aggregate of 746,639 of its common shares that are being held as treasury shares at an average price of $7.91 per share. There are 163,827,903 shares outstanding as of February 26, 2015.

The Company has $69.3 million remaining under its stock buyback program as of the date of this press release.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

Current Liquidity

As of February 27, 2015, the Company had $119.8 million in cash.

Debt
We made the following drawdowns from our credit facilities since September 30, 2014:

		Drawdown amount
	Credit facility	(in $ millions)	Drawdown date	Collateral
1	K-Sure Credit Facility	$ 20.4	October 2014	STI Mayfair
2	2013 Credit Facility	19.5	October 2014	STI Yorkville
3	K-Sure Credit Facility	18.9	October 2014	STI Battersea
4	2013 Credit Facility	18.0	October 2014	STI Wembley
5	KEXIM Credit Facility	19.0	November 2014	STI Finchley
6	KEXIM Credit Facility	19.0	November 2014	STI Clapham
7	2013 Credit Facility	20.5	November 2014	STI Milwaukee
8	2013 Credit Facility	19.5	November 2014	STI Battery
9	KEXIM Credit Facility	30.3	November 2014	STI Sloane
10	KEXIM Credit Facility	29.7	November 2014	STI Broadway
11	KEXIM Credit Facility	30.3	November 2014	STI Condotti
12	KEXIM Credit Facility	19.0	November 2014	STI Poplar
13	K-Sure Credit Facility	19.9	December 2014	STI Soho
14	K-Sure Credit Facility	20.4	December 2014	STI Tribeca
15	K-Sure Credit Facility	19.2	December 2014	STI Hammersmith
16	K-Sure Credit Facility	19.2	December 2014	STI Rotherhithe
17	2013 Credit Facility	35.4	December 2014	STI Rose
18	K-Sure Credit Facility	19.9	January 2015	STI Gramercy
19	KEXIM Credit Facility	30.3	January 2015	STI Veneto
20	2013 Credit Facility	35.4	February 2015	STI Alexis
21	K-Sure Credit Facility	19.5	February 2015	STI Bronx

As of March 2, 2015, the Company’s outstanding debt balance, and amount available to draw, is as follows:

In thousands of U.S. dollars	Amount outstanding at December 31, 2014	Amount Outstanding as of the date of this report	Availability as of the date of this report (5)
2010 Revolving Credit Facility	$41,456	$35,395	-	(1)
2011 Credit Facility	108,911	108,911	-
Newbuilding Credit Facility	77,841	77,841	-
2013 Credit Facility	384,523	419,923	94,100	(2)
K-Sure Credit Facility	197,160	236,560	221,700	(3)
KEXIM Credit Facility	399,300	429,600	-
Senior Unsecured Notes	105,500	105,500	-
Convertible Senior Notes	360,000	360,000	-	(4)
Total	$1,674,691	$1,773,730	$315,800

(1)	A repayment of $6.1 million was made in February 2015 in connection with the sale of Venice, which is expected to close in early March 2015.
(2)	Availability can be used to finance the lesser of 60% of the contract price for a qualifying newbuilding vessel or such vessel's fair market value at the date of drawdown.
(3)	Availability can be used to finance the lesser of 60% of the newbuilding contract price and 74% of the fair market value of the relevant vessel specified in the agreement.
(4)
As of December 31, 2014, $56.0 million of this amount has been attributed to the conversion feature of the Convertible Senior Notes and recorded within additional paid in capital on the consolidated balance sheet.

(5)
We are currently in discussions to finance the four LR2 newbuildings that we agreed to purchase in December 2014. We expect to have agreements on the financing for these vessels before the end of the first quarter of 2015. The four vessels are scheduled to be delivered in 2016.

Newbuilding Program

During the fourth quarter of 2014, the Company made $454.1 million of installment payments on its newbuilding vessels.  This amount includes an aggregate of $94.1 million of final installment payments made to the shipyards in connection with four vessels that were delivered in early January 2015.

The Company currently has 16 newbuilding vessel orders with HMD, SPP, HSHI, DSME, DHSC, and Sungdong Shipbuilding & Marine Engineering Co., Ltd (“SSME”) (eight MRs and eight LR2s).  The estimated first quarter of 2015 and future payments are as follows*:

	$ in millions
Q1 2015 - installment payments made	123.3
Q1 2015 - remaining installment payments	75.2
Q2 2015	258.9
Q3 2015	27.5
Q4 2015	24.8
Q1 2016	52.1
Q2 2016	44.0
Q3 2016	29.6

Total	$ 635.4	million

*These are estimates only and are subject to change as construction progresses.

Explanation of Variances on the Fourth Quarter of 2014 Financial Results Compared to the Fourth Quarter of 2013

For the three months ended December 31, 2014, the Company recorded net income of $0.5 million compared to net income of $5.8 million for the three months ended December 31, 2013.  The following were the significant changes between the two periods:

•
Time charter equivalent, or TCE revenue, a non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges).  TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.  The following table depicts TCE revenue for the three months ended December 31, 2014 and 2013:

	For the three months ended December 31,
	2014	2013
In thousands of U.S. dollars
Vessel revenue	$125,738	$53,367
Voyage expenses	(2,106)	(1,064)
TCE revenue	$123,632	$52,303

•
TCE revenue increased $71.3 million to $123.6 million.  This increase was driven by an increase in the average number of operating vessels (owned and time chartered-in) to 72.8 from 47.2 for the three months ended December 31, 2014 and 2013, respectively, along with an increase in time charter equivalent revenue per day to $18,664 per day from $12,080 per day for the three months ended December 31, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).  The Company experienced quarter over quarter improvements in all vessel classes.  This was particularly driven by the Atlantic basin trade as U.S. Gulf Coast refinery utilization increased during the quarter, driving MR rates to recent highs. Additionally, LR2 and LR1 strength was driven by an increase in exports of refined products out of the Middle East as Saudi Arabia’s Yanbu refinery began operations in 2014.

•
Vessel operating costs increased $18.5 million to $31.1 million from $12.6 million for the three months ended December 31, 2014 and 2013, respectively. This increase was primarily driven by an increase in the Company’s owned fleet to an average of 50.8 vessels from 19.0 vessels for the three months ended December 31, 2014 and 2013, respectively.  The increase was offset by an overall decrease in vessel operating costs per day to $6,662 per day from $7,071 per day for the three months ended December 31, 2014 and 2013, respectively (see the breakdown of daily TCE averages below).

•
Charterhire expense decreased $6.4 million to $29.8 million from $36.2 million for the three months ended December 31, 2014 and 2013, respectively.  This decrease was driven by a decrease in the Company’s time chartered-in fleet to an average of 22.0 vessels from 28.2 vessels for the three months ended December 31, 2014 and 2013, respectively.

•
Depreciation expense increased $10.8 million to $17.7 million from $6.9 million for the three months ended December 31, 2014 and 2013, respectively.  This increase was the result of an increase in the average number of owned vessels to 50.8 from 19.0 for the three months ended December 31, 2014 and 2013, respectively.

•
General and administrative expenses increased $2.6 million to $13.8 million from $11.2 million for the three months ended December 31, 2014 and 2013, respectively.  This increase was driven by a $1.3 million increase in the amortization of restricted stock (non-cash) and an overall increase in other general and administrative expenses due to the significant growth in the Company’s fleet.

•
The write down of vessels held for sale and loss from sale of vessels decreased $17.2 million to $4.0 million from $21.2 million for the three months ended December 31, 2014 and 2013, respectively.  During December 2014, we recognized an aggregate write-down of $4.0 million resulting from the designation of STI Harmony and STI Heritage as held for sale.  During December 2013, we recognized a write-down of $21.2 million resulting from the designation of four vessels (Senatore, Noemi, Venice and STI Spirit) as held for sale.

•
Gain on sale of VLGCs of $41.4 million for the three months ended December 31, 2013, relates to the gain recorded as a result of our contribution of 11 VLGCs under construction and $1.9 million in cash, to Dorian in exchange for 30% of Dorian’s then outstanding shares.

•
The write down for our investment in Dorian relates to the change in the accounting method from the equity method to the available for sale method on October 29, 2014, which is the date we lost significant influence when Robert Bugbee, our President, resigned from Dorian’s board of directors.  As a result of the change in accounting methods, we remeasured our investment in Dorian to its fair market value on October 29, 2014, which resulted in a write down of $13.9 million, and we will no longer record our share of earnings from Dorian (“share of income from associate”) in the Consolidated Statement of Profit or Loss.

•
Financial expenses increased $12.8 million to $13.2 million from $0.4 million primarily as a result in an increase in the Company’s debt balance for the three months ended December 31, 2014 and 2013, respectively.  Total debt outstanding, net of deferred financing fees, was $1.6 billion at December 31, 2014 compared to $167.1 million at December 31, 2013.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Profit or Loss
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2014	2013	2014	2013
Revenue
Vessel revenue	$125,738	$53,367	$342,807	$207,580

Operating expenses
Vessel operating costs	(31,140)	(12,569)	(78,823)	(40,204)
Voyage expenses	(2,106)	(1,064)	(7,533)	(4,846)
Charterhire	(29,834)	(36,197)	(139,168)	(115,543)
Depreciation	(17,721)	(6,930)	(42,617)	(23,595)
General and administrative expenses	(13,830)	(11,216)	(48,129)	(25,788)
Write down of vessels held for sale and loss from sales of vessels	(3,978)	(21,187)	(3,978)	(21,187)
Gain on sale of VLGCs	-	41,375	-	41,375
Gain on sale of VLCCs	-	-	51,419	-
Gain on sale of Dorian shares	-	-	10,924	-
Write down of investment in Dorian	(13,895)	-	(13,895)	-
Total operating expenses	(112,504)	(47,788)	(271,800)	(189,788)
Operating income	13,234	5,579	71,007	17,792
Other (expense) and income, net
Financial expenses	(13,216)	(383)	(20,770)	(2,705)
Realized gain on derivative financial instruments	-	(22)	17	3
Unrealized gain on derivative financial instruments	77	82	264	567
Financial income	32	197	203	1,147
Share of income from associate	438	369	1,473	369
Other expenses, net	(70)	(51)	(103)	(158)
Total other expense, net	(12,739)	192	(18,916)	(777)
Net income	$495	$5,771	$52,091	$17,015

Earnings per share

Basic	$0.00	$0.03	$0.30	$0.12
Diluted	$0.00	$0.03	$0.30	$0.11

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheet
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents	$116,143	$78,845
Accounts receivable	76,554	72,542
Prepaid expenses and other current assets	2,420	2,277
Inventories	6,075	2,857
Vessels held for sale	70,865	82,649
Total current assets	272,057	239,170
Non-current assets
Vessels and drydock	1,971,878	530,270
Vessels under construction	406,524	649,526
Other assets	23,728	17,907
Investment in associate	-	209,803
Available for sale investment	130,456	-
Total non-current assets	2,532,586	1,407,506
Total assets	$2,804,643	$1,646,676

Current liabilities
Current portion of long term debt	87,163	10,453
Debt related to vessels held for sale	32,932	21,397
Accounts payable	14,929	20,696
Accrued expenses	55,137	7,251
Derivative financial instruments	205	689
Total current liabilities	190,366	60,486
Non-current liabilities
Long term debt	1,451,427	135,279
Derivative financial instruments	-	188
Total non-current liabilities	1,451,427	135,467
Total liabilities	1,641,793	195,953

Shareholders' equity
Issued, authorized and fully paid in share capital:
Share capital	2,033	1,999
Additional paid in capital	1,550,956	1,536,945
Treasury shares	(351,283)	(7,938)
Accumulated other comprehensive loss	(10,878)	(212)
Accumulated deficit	(27,978)	(80,071)
Total shareholders' equity	1,162,850	1,450,723
Total liabilities and shareholders' equity	$2,804,643	$1,646,676

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statement of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2014	2013
Operating activities
Net income	$52,091	$17,015
Gain on sale of VLGCs	-	(41,375)
Gain on sale of VLCCs	(51,419)	-
Gain on sale of Dorian shares	(10,924)	-
Write down of investment in Dorian	13,895	-
Write down of vessels held for sale and loss from sales of vessels	3,978	21,187
Depreciation	42,617	23,595
Amortization of restricted stock	29,726	13,142
Amortization of deferred financing fees	4,834	332
Straight-line adjustment for charterhire expense	3	53
Share of income from associate	(1,473)	(369)
Unrealized gain on derivative financial instruments	(264)	(567)
Amortization of acquired time charter contracts	478	-
Accretion of convertible senior notes	5,330	-
	88,872	33,013
Changes in assets and liabilities:
Drydock payments	(1,290)	(1,469)
Increase in inventories	(3,218)	(687)
Increase in accounts receivable	(4,012)	(36,104)
Increase in prepaid expenses and other current assets	(154)	(823)
Increase in other assets	(2,901)	(1,849)
Increase / (decrease) in accounts payable	6,471	(2,021)
Increase in accrued expenses	43,347	4,285
Interest rate swap termination payment	(274)	-
	37,969	(38,668)
Net cash inflow / (outflow) from operating activities	126,841	(5,655)
Investing activities
Acquisition of vessels and payments for vessels under construction	(1,404,829)	(767,448)
Proceeds from disposal of vessels	213,670	-
VLGC installment payments	-	(83,070)
Investment in associate	-	(84,583)
Net cash outflow from investing activities	(1,191,159)	(935,101)
Financing activities
Debt repayments	(74,674)	(28,410)
Issuance of debt	1,219,784	52,050
Debt issuance costs	(45,670)	(14,693)
Proceeds from issuance of convertible senior notes	360,000	-
Convertible senior notes issuance costs	(10,993)	-
Gross proceeds from issuance of common stock	-	983,537
Equity issuance costs	(42)	(35,695)
Dividends paid	(70,495)	(24,353)
Repurchase of common stock	(276,294)	-
Net cash inflow from financing activities	1,101,616	932,436
Increase / (decrease) in cash and cash equivalents	37,298	(8,320)
Cash and cash equivalents at January 1,	78,845	87,165
Cash and cash equivalents at December 31,	$116,143	$78,845

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2014 and 2013
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2014	2013	2014	2013
Adjusted EBITDA(1) (in thousands of U.S. dollars)	$57,061	$(681)	$102,342	$34,852

Average Daily Results
Time charter equivalent per day(2)	18,664	12,080	15,935	14,369
Vessel operating costs per day(3)	6,662	7,071	6,802	6,781

Aframax/LR2
TCE per revenue day (2)	23,561	12,582	18,621	12,718
Vessel operating costs per day(3)	6,520	9,402	6,789	8,203

Panamax/LR1
TCE per revenue day (2)	17,571	10,194	16,857	12,599
Vessel operating costs per day(3)	7,705	8,306	8,332	7,756

MR
TCE per revenue day (2)	18,619	13,784	15,297	16,546
Vessel operating costs per day(3)	6,621	6,340	6,580	6,069

Handymax
TCE per revenue day (2)	15,705	9,618	14,528	12,862
Vessel operating costs per day(3)	6,563	7,332	6,704	6,852

Fleet data
Average number of owned vessels	50.8	19.0	31.6	15.9
Average number of time chartered-in vessels	22.0	28.2	26.3	22.9

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	-	-	$1,290	-

(1)	See Non-GAAP Measure section below

(2)
Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period.  Revenue days are the number of days the vessel is owned less the number of days the vessel is off-hire for drydock and repairs.

(3)
Vessel operating costs per day represent vessel operating costs excluding non-recurring expenses (for example insurance deductible expenses for repairs) divided by the number of days the vessel is owned during the period.

Fleet List as of March 2, 2015

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP (1)	Handymax
2	STI Brixton	2014	38,000	1A	SHTP (1)	Handymax
3	STI Comandante	2014	38,000	1A	SHTP (1)	Handymax
4	STI Pimlico	2014	38,000	1A	SHTP (1)	Handymax
5	STI Hackney	2014	38,000	1A	SHTP (1)	Handymax
6	STI Acton	2014	38,000	1A	SHTP (1)	Handymax
7	STI Fulham	2014	38,000	1A	SHTP (1)	Handymax
8	STI Camden	2014	38,000	1A	SHTP (1)	Handymax
9	STI Battersea	2014	38,000	1A	SHTP (1)	Handymax
10	STI Wembley	2014	38,000	1A	SHTP (1)	Handymax
11	STI Finchley	2014	38,000	1A	SHTP (1)	Handymax
12	STI Clapham	2014	38,000	1A	SHTP (1)	Handymax
13	STI Poplar	2014	38,000	1A	Spot	Handymax
14	STI Hammersmith	2015	38,000	1A	Spot	Handymax
15	STI Rotherhithe	2015	38,000	1A	Spot	Handymax
16	STI Amber	2012	52,000	-	SMRP(4)	MR
17	STI Topaz	2012	52,000	-	SMRP(4)	MR
18	STI Ruby	2012	52,000	-	SMRP(4)	MR
19	STI Garnet	2012	52,000	-	SMRP(4)	MR
20	STI Onyx	2012	52,000	-	SMRP(4)	MR
21	STI Sapphire	2013	52,000	-	SMRP(4)	MR
22	STI Emerald	2013	52,000	-	SMRP(4)	MR
23	STI Beryl	2013	52,000	-	SMRP(4)	MR
24	STI Le Rocher	2013	52,000	-	SMRP(4)	MR
25	STI Larvotto	2013	52,000	-	SMRP(4)	MR
26	STI Fontvieille	2013	52,000	-	SMRP(4)	MR
27	STI Ville	2013	52,000	-	SMRP(4)	MR
28	STI Duchessa	2014	52,000	-	SMRP(4)	MR
29	STI Opera	2014	52,000	-	SMRP(4)	MR
30	STI Texas City	2014	52,000	-	Time Charter (5)	MR
31	STI Meraux	2014	52,000	-	Time Charter (6)	MR
32	STI Chelsea	2014	52,000	-	SMRP(4)	MR
33	STI Lexington	2014	52,000	-	SMRP(4)	MR
34	STI San Antonio	2014	52,000	-	Time Charter (6)	MR
35	STI Venere	2014	52,000	-	SMRP(4)	MR
36	STI Virtus	2014	52,000	-	SMRP(4)	MR
37	STI Powai	2014	52,000	-	SMRP(4)	MR
38	STI Aqua	2014	52,000	-	SMRP(4)	MR
39	STI Dama	2014	52,000	-	SMRP(4)	MR
40	STI Olivia	2014	52,000	-	SMRP(4)	MR
41	STI Mythos	2014	52,000	-	SMRP(4)	MR
42	STI Benicia	2014	52,000	-	Time Charter (6)	MR
43	STI Regina	2014	52,000	-	SMRP(4)	MR
44	STI St. Charles	2014	52,000	-	SMRP(4)	MR
45	STI Mayfair	2014	52,000	-	SMRP(4)	MR
46	STI Yorkville	2014	52,000	-	SMRP(4)	MR
47	STI Milwaukee	2014	52,000	-	SMRP(4)	MR
48	STI Battery	2014	52,000	-	SMRP(4)	MR
49	STI Soho	2014	52,000	-	Spot	MR
50	STI Tribeca	2015	52,000	-	Spot	MR
51	STI Gramercy	2015	52,000	-	Spot	MR
52	STI Bronx	2015	52,000	-	Spot	MR
53	STI Harmony	2007	73,919	1A	SPTP (2)	LR1
54	STI Heritage	2008	73,919	1A	SPTP (2)	LR1
55	Venice	2001	81,408	1C	SPTP (2)	Post-Panamax
56	STI Elysees	2014	109,999	-	SLR2P (3)	LR2
57	STI Madison	2014	109,999	-	SLR2P (3)	LR2
58	STI Park	2014	109,999	-	SLR2P (3)	LR2
59	STI Orchard	2014	109,999	-	SLR2P (3)	LR2
60	STI Sloane	2014	109,999	-	SLR2P (3)	LR2
61	STI Broadway	2014	109,999	-	SLR2P (3)	LR2
62	STI Condotti	2014	109,999	-	SLR2P (3)	LR2
63	STI Rose	2015	109,999	-	SLR2P (3)	LR2
64	STI Veneto	2015	109,999	-	SLR2P (3)	LR2
65	STI Alexis	2015	109,999	-	SLR2P (3)	LR2

	Total owned DWT		3,822,381

	Vessel Name	Year Built		DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry (7)
	Time chartered-in vessels
66	Kraslava	2007		37,258	1B	SHTP (1)	Handymax	$13,650	18-May-15
67	Krisjanis Valdemars	2007		37,266	1B	SHTP (1)	Handymax	$13,650	14-Apr-15	(8)
68	Jinan	2003		37,285	-	SHTP (1)	Handymax	$12,600	28-Apr-15
69	Iver Prosperity	2007		37,412	-	SHTP (1)	Handymax	$12,500	03-Mar-16	(9)
70	Histria Azure	2007		40,394	-	SHTP (1)	Handymax	$13,550	04-Apr-15
71	Histria Coral	2006		40,426	-	SHTP (1)	Handymax	$13,550	17-Jul-15
72	Histria Perla	2005		40,471	-	SHTP (1)	Handymax	$13,550	15-Jul-15
73	Targale	2007		49,999	-	SMRP(4)	MR	$14,850	17-May-15	(10)
74	Nave Orion	2013		49,999	-	SMRP(4)	MR	$14,300	25-Mar-15	(11)
75	Gan-Trust	2013		51,561	-	SMRP(4)	MR	$16,250	06-Jan-16	(12)
76	SN Federica	2003		72,344	-	SPTP (2)	LR1	$11,250	15-May-15	(13)
77	SN Azzura	2003		72,344	-	SPTP (2)	LR1	$13,600	31-Mar-15
78	King Douglas	2008		73,666	-	SPTP (2)	LR1	$15,000	08-Nov-15
79	Hellespont Progress	2006		73,728	-	SPTP (2)	LR1	$15,000	18-Mar-16	(14)
80	FPMC P Eagle	2009		73,800	-	SPTP (2)	LR1	$14,525	09-Sep-15
81	FPMC P Hero	2011		99,995	-	SLR2P (3)	LR2	$15,500	02-May-15
82	Swarna Jayanti	2010		104,895	-	SLR2P (3)	LR2	$15,000	11-Sep-15	(15)
83	Densa Crocodile	2015		105,408	-	SLR2P (3)	LR2	$21,050	07-Feb-16	(16)
84	Densa Alligator	2013		105,708	-	SLR2P (3)	LR2	$17,550	17-Sep-15
85	Khawr Aladid	2006		106,003	-	SLR2P (3)	LR2	$15,400	11-Jul-15
86	Fair Seas	2008		115,406	-	SLR2P (3)	LR2	$17,500	10-Mar-15

	Total time chartered-in DWT			1,425,368

	Newbuildings currently under construction
	Vessel Name	Yard		DWT	Ice class	Vessel type

87	Hull 2474 - TBN STI Pontiac	HMD	(17)	52,000	-	MR
88	Hull 2490 - TBN STI Osceola	HMD	(17)	52,000	-	MR
89	Hull 2492 - TBN STI Notting Hill	HMD	(17)	52,000	-	MR
90	Hull 2493 - TBN STI Westminster	HMD	(17)	52,000	-	MR
91	Hull 2475 - TBN STI Seneca	HMD	(17)	52,000	-	MR
92	Hull S1169 - TBN STI Manhattan	SPP	(18)	52,000	-	MR
93	Hull S1170 - TBN STI Queens	SPP	(18)	52,000	-	MR
94	Hull S1168 - TBN STI Brooklyn	SPP	(18)	52,000	-	MR
95	Hull S715 - TBN STI Oxford	HSHI	(19)	109,999	-	LR2
96	Hull S716 - TBN STI Connaught	HSHI	(19)	109,999	-	LR2
97	Hull 5398 - TBN STI Winnie	DSME	(20)	109,999	-	LR2
98	Hull 5399 - TBN STI Lauren	DSME	(20)	109,999	-	LR2
99	Hull S3120 - TBN STI Selatar	SSME	(21)	109,999	-	LR2
100	Hull S3121 - TBN STI Rambla	SSME	(21)	109,999	-	LR2
101	Hull 5003 - TBN STI Grace	DHSC	(22)	109,999	-	LR2
102	Hull 5004 - TBN STI Jermyn	DHSC	(22)	109,999	-	LR2

	Total newbuilding product tankers DWT			1,295,992

	Total Fleet DWT			6,543,741

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	This vessel is on a time charter agreement for two years, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.
(6)	This vessel is on a time charter agreement for one year, which also contains a 50% profit sharing provision whereby we split all of the vessel's profits above the daily base rate with the charterer.
(7)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(8)	The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel's profits and losses above or below the daily base rate with the vessel’s owner.
(9)	In September 2014, we declared an option to extend the charter for an additional year at $13,500 per day effective March 3, 2015.
(10)	We have options to extend the charter for up to two consecutive one year periods at $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,700 per day.
(12)
The rate for the first year of this agreement was $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.

(13)
We have an option to extend the charter for an additional year at $12,500 per day.  We have also entered into an agreement with the vessel's owner whereby we split all of the vessel's profits above the daily base rate.

(14)
In February 2015, we declared an option to extend the charter for an additional year at $16,250 per day effective March 18, 2015. We have an option to extend the charter for an additional year at $17,250 per day.

(15)	In February 2015, we declared an option to extend the charter for an additional six months at $16,250 per day effective March 11, 2015.
(16)	This vessel was delivered in February 2015. We have an option to extend the charter for an additional year at $22,600 per day.
(17)
These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea).  One vessel is expected to be delivered in the first quarter and four vessels in the second quarter of 2015.

(18)
These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea).  One vessel is expected to be delivered in the first quarter and two vessels in the second quarter of 2015.

(19)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd). These two vessels are expected to be delivered in the second quarter of 2015.
(20)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). One vessel is expected to be delivered in the first quarter and one in the second quarter of 2015.
(21)	These newbuilding vessels are being constructed at SSME (Sungdong Shipbuilding & Marine Engineering Co., Ltd). These two vessels are expected to be delivered in the second and third quarter of 2016.
(22)	These newbuilding vessels are being constructed at DHSC (Daehan Shipbuilding Co. Ltd). These two vessels are expected to be delivered in the first and second quarter of 2016.

Business Strategy, Dividend Policy, and Stock Buyback Program

Business Strategy
The Company’s primary objectives are to profitably grow the business and emerge as a major operator of product tanker vessels. The Company intends to acquire modern, high-quality tankers through timely and selective acquisitions.  The Company is currently concentrating on these sectors because of their attractive fundamentals which the Company believes includes:
•	increasing demand for refined products.
•	increasing ton miles (distance between production and areas of demand), and
•	reduced order book.

Dividend Policy

The declaration and payment of dividends is subject at all times to the discretion of the Company’s board of directors. The timing and amount of dividends, if any, depends on the Company’s earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in the loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.

The Company paid the following dividends during 2014:

•	On December 12, 2014, the Company paid a quarterly cash dividend on the Company's common stock of $0.12 per share to all shareholders as of November 25, 2014 (the record date).

•	On September 10, 2014, the Company paid a quarterly cash dividend on its common stock of $0.10 per share to all shareholders as of August 22, 2014 (the record date).

•	On June 12, 2014, the Company paid a quarterly cash dividend on its common stock of $0.09 per share to all shareholders as of May 27, 2014 (the record date).

•	On March 26, 2014, the Company paid a quarterly cash dividend on its common stock of $0.08 per share to all shareholders as of March 11, 2014 (the record date).

Share Buyback Program
During 2014, the Company acquired an aggregate of 37,579,136 of its common shares that are being held as treasury shares, which include (i) 19,951,536 common shares that were purchased in the open market at an average price of $9.09 per share, (ii) 7,500,000 common shares that were acquired in exchange for 3,422,665 shares in Dorian and (iii) 10,127,600 common shares that were acquired in conjunction with the Company's offering of $360 million of Convertible Senior Notes due 2019 in June 2014.

During 2015, the Company acquired an aggregate of 746,639 of its common shares that are being held as treasury shares at an average price of $7.91. There are 163,827,903 shares outstanding as of March 2, 2015.

The Company has $69.3 million remaining under its stock buyback program as of the date of this press release.  The Company expects to repurchase these shares in the open market, at times and prices that are considered to be appropriate by the Company, but is not obligated under the terms of the program to repurchase any shares.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 65 tankers (ten LR2 tankers, two LR1 tankers, 15 Handymax tankers, 37 MR tankers, and one post-Panamax tanker) with an average age of 1.3 years, time charters-in 21 product tankers (six LR2, five LR1, three MR and seven Handymax tankers), and has contracted for 16 newbuilding product tankers (eight MR and eight LR2), three of which are expected to be delivered in the first quarter of 2015, nine of which are expected to be delivered in the second quarter of 2015 and the remaining four vessels throughout 2016. The Company has also reached agreements to sell three vessels of its older vessels (two LR1 tankers and one post-Panamax tanker). The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Non-GAAP Measures
This press release describes adjusted net income and adjusted EBITDA, which are not measures prepared in accordance with IFRS (i.e. "Non-GAAP" measure).  The Non-GAAP measures are presented in this press release as we believe that they provide investors with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Adjusted net income / (loss)
	For the three months ended December 31,
	2014		2013
In thousands of U.S. dollars except per share and share data	Amount	Per share	Amount	Per share
Net income	$495	$0.00	$5,771	$0.03
Adjustments:
Unrealized gain on derivative financial instruments	(77)	(0.00)	(82)	(0.00)
Write down of vessels held for sale	3,978	0.03	21,187	0.12
Gain on sale of VLGCs	-	-	(41,375)	(0.23)
Write down of investment in Dorian	13,895	0.09	-	-
Total adjustments	17,796	0.12	(20,270)	(0.11)
Adjusted net income / (loss)	$18,291	0.12	($14,499)	($0.08)

	For the year ended December 31,
	2014		2013
	Amount	Per share	Amount	Per share
Net income	$52,091	$0.30	$17,015	$0.12
Adjustments:
Deferred financing fees write-off - STI Spirit	317	0.00	-	-
Unrealized gain on derivative financial instruments	(264)	(0.00)	(567)	(0.00)
Write down of vessels held for sale	3,978	0.02	21,187	0.14
Gain on sale of VLGCs	-	-	(41,375)	(0.28)
Gain on sale of VLCCs	(51,419)	(0.30)	-	-
Gain on sale of Dorian shares	(10,924)	(0.06)	-	-
Write down of investment in Dorian	13,895	0.08	-	-
Total adjustments	(44,417)	(0.26)	(20,755)	(0.14)
Adjusted net income / (loss)	$7,674	$0.04	($3,740)	($0.03)
Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2014	2013	2014	2013
Net income	$495	$5,771	$52,091	$17,015
Financial expenses	13,216	383	20,770	2,705
Unrealized gain on derivative financial instruments	(77)	(82)	(264)	(567)
Financial income	(32)	(197)	(203)	(1,147)
Depreciation	17,721	6,930	42,617	23,595
Depreciation component of our net profit from associate	206	297	2,075	297
Amortization of restricted stock	7,659	6,405	29,726	13,142
Write down of vessels held for sale	3,978	21,187	3,978	21,187
Gain on sale of VLGCs	-	(41,375)	-	(41,375)
Gain on sale of VLCCs	-	-	(51,419)	-
Gain on sale of Dorian shares	-	-	(10,924)	-
Write down of investment in Dorian	13,895	-	13,895	-
Adjusted EBITDA	$57,061	($681)	$102,342	$34,852

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616